Consent of Independent Registered Public Accounting Firm

We consent to the inclusion of our report dated April 13, 2007, accompanying the combined balance sheets of Mobile Finance Division (A division of TeleCommunication Systems, Inc.) (“MFD”) as of December 31, 2006 and 2005 and the related combined statements of operations, net investment in division, and cash flows for the years ended, in this Form SB-2 of Stockgroup Information Systems Inc.

/s/ James Cowper

James Cowper
Newbury, UK
June 14, 2007